UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

(AMENDMENT NO. 12)

BRIGHAM EXPLORATION COMPANY

(Name of Subject Company (Issuer))

FARGO ACQUISITION INC.

a wholly owned subsidiary of

STATOIL ASA

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

109178 10 3

(CUSIP Number of Class of Securities)

Torgrim Reitan

Chief Financial Officer

Statoil ASA

Forusbeen 50, N-4035

Stavanger, Norway

Telephone No.: 011-47-5199-0000

Fax No.: 011-47-5199-0050

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jeffery Floyd Vinson & Elkins L.L.P. First City Tower 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222 (713) 758-2346 (fax)	Christopher G. Schmitt Vinson & Elkins L.L.P. 2801 Via Fortuna, Suite 100 Austin, TX 78746 (512) 542-8400 (512) 542-8612 (fax)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 4,442,601,588	$ 509,122

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $36.50, the per share tender offer price, multiplied by the sum of 117,314,532, the number of shares of common stock issued and outstanding (including 657,928 shares of restricted stock), plus (b) an amount equal to 4,400,580, the number of shares of common stock that were reserved for issuance pursuant to stock option plans, multiplied by $36.50. No shares of common stock were held by the issuer in its treasury. The foregoing share figures have been provided by the issuer to the offerors and are as of October 14, 2011, the most recent practicable date.
**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011 by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$509,122	Filing Party:	Statoil ASA
Form or Registration No.:	Schedule TO-T	Date Filed:	October 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 12 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed with the Securities and Exchange Commission on October 28, 2011 by Statoil ASA, a public limited liability company organized under the laws of Norway (“Statoil”), and amended on November 1, 2011, November 7, 2011, November 10, 2011, November 15, 2011, November 16, 2011, November 22, 2011, November 23, 2011, November 30, 2011, November 30, 2011, December 1, 2011, and December 6, 2011 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by Fargo Acquisition Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Statoil (“Purchaser”), to purchase all of the shares of common stock, par value $0.01 per share (“Shares”), of Brigham Exploration Company, a Delaware corporation (“Brigham”), that are issued and outstanding at a price of $36.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 28, 2011 (the “Offer to Purchase”). A copy of the Offer to Purchase is filed with the Schedule TO as Exhibit (a)(1)(A), and a copy of the related letter of transmittal is filed with the Schedule TO as Exhibit (a)(1)(B). Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment is being filed on behalf of Statoil.

Items 1 through 9 and 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The subsequent offering period for the Offer expired at 12:00 midnight, New York City time, at the end of Wednesday, December 7, 2011. The Depositary has advised Statoil and Purchaser that 109,400,549 Shares were validly tendered in the Offer prior to the expiration of the subsequent offering period, which, when combined with the 6,249,857 Shares that were issued to Purchaser on December 5, 2011, represents more than 92.6% of Brigham’s outstanding Shares as of December 7, 2011. All Shares validly tendered have been accepted for payment and have been or will be promptly paid for in accordance with the terms and conditions of the Offer and applicable law.

In accordance with the Merger Agreement, and as the final step of the acquisition process, Statoil and Purchaser will effect a short-form merger under Delaware law as promptly as practicable. As of the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will cease to be issued and outstanding and (other than Shares then owned by Statoil, Brigham or Purchaser or any of their respective direct and indirect, wholly owned subsidiaries and Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes. Brigham will be the surviving corporation in the merger and an indirect, wholly owned subsidiary of Statoil. Following the merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market.

A copy of the joint press release announcing the expiration of the subsequent offering period, the results of the Offer and the intention to complete the acquisition is filed as Exhibit (a)(1)(L) hereto and incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(1)(L) Joint Press Release issued by Statoil ASA and Brigham Exploration Company, dated December 8, 2011.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Fargo Acquisition Inc.

By:	/s/ IRENE RUMMELHOFF
	Name:	Irene Rummelhoff
	Title:	President

Statoil ASA

By:	/s/ IRENE RUMMELHOFF
	Name:	Irene Rummelhoff
	Title:	Attorney-in-Fact

Dated: December 8, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(L)	Joint Press Release issued by Statoil ASA and Brigham Exploration Company, dated December 8, 2011.